

October 22, 2012

<u>Via E-mail</u>
Ms. Lily Dong
Chief Financial Officer
RDA Microelectronics, Inc.
6/F, Building 4, 690 Bibo Road
Pudong District, Shanghai 201203
The People's Republic of China

       RE: **RDA Microelectronics, Inc.**
              Form 20-F for Fiscal Year Ended December 31, 2011
              Filed March 16, 2012
              File No. 001-34943
              Response dated October 11, 2012

Dear Ms. Dong:

       We have reviewed your response letter dated October 11, 2012 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31 2011</u>

<u>Exhibit 12 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002</u>

1.   We refer to your response to comment 2 in which you indicate you will amend your Form 20-F with corrected certifications to include language that refers to the certifying officers' responsibility for establishing and maintaining internal controls over financial reporting for the company as required by Item 601(b)(31)

of Regulation S-K. However, we may have additional comments after you file the amended Form 20-F with the corrected certifications that are currently signed and dated.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief